FORM 5
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Pubic Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___  Check box if no longer
subject to Section 16.
Form 4 or Form 5 obligations
may continue. See Instruction
1(b).

1.       Name and Address of Reporting Person

         Robert L. Delaney
         P.O. Box 400
         Missoula, MT 59806

2.       Issuer Name and Ticker or Trading Symbol

         Intrepid Technology & Resources, Incorporated fka Iron Mask Mining Co. ("IESV")

3.       IRS or Social Security Number of Reporting Person (Voluntary)

         ###-##-####

4.       Statement for Month/Year

         August, 2002

5.       If Amendment, Date of Original (Month/Year)


6.       Relationship of Reporting Person to Issuer (Check all applicable)

         X     Director                           ____     10% Owner


               Officer (give title below)         ____     Other (specify below)

Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of        Transactio   Transaction   Securities Acquired (A) or      Amount of       Ownership     Nature of
Security        n Date       Code          Disposed of (D)                 Securities      Form:         Indirect
                (Month/Da                                                  Beneficially    Direct (d)    Beneficial
                y/Year)                                                    Owned at End    or Indirect   Ownership
                                                                           of Month        (I)
                                           Amount    (A) or (D)   Price
Common Stock    7/10/02       I            200,000     D            -      2,866,727
Common Stock    7/10/02       I             20,000     D            -      2,846,727
Common Stock    8/15/02       I             80,000     D            -      2,766,727
Common Stock    8/28/02       I             50,000     D            -      2,716,727
Common Stock    7/16/02       I             27,000     D            -      2,689,727
Common Stock    7/29/02       I             37,500     D            -      2,652,227
Common Stock    7/29/02       I             33,750     D            -      2,618,477
Common Stock    8/15/02       I            150,000     D            -      2,468,477


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

Title of    Convers   Transacti  Transa  Number of     Date, Exercisable  Title and Amount  Price of  Number      Owners    Nature
Derivative  ion or    on Date    ction   Derivative    and Expiration     of Underlying     Derivati  of          hip of    of
Security    Exercise  (Month/D   Code    Securities    Date               Securities        ve        Derivativ   Derivati  Indirect
            Price of  ay/Year)           Acquired (A)                                       Security  e Security  ve        Benefici
            Derivati                     or Disposed                                                              Security  al
            ve                           of (D)                                                                   Direct    Owners
            Security                                                                                              (D) or    hip
                                                                                                                  Indirect
                                                                                                                  (I)
                                         (A)    (D)    Date    Expir-   Title  Amount
                                                       Exercis ation           or
                                                       able    Date            Number
                                                                               of
                                                                               Shares



Explanation of Responses:


                                  /s/ Robert L. Delaney                  9/10/02
                                  ---------------------                  -------
                                **Signature of Reporting Person             Date